June 15, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Brittany Ebbertt, Kathleen Collins, Alexandra Barone, Larry Spirgel

Re:	Tremor International Ltd.

Registration Statement on Form F-1 (File No. 333-256452)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on Thursday, June 17, 2021, or at such later time as the registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated

As Representatives of the Several Underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Matthew Rein
Name: Matthew Rein
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Peg Jackson
Name: Peg Jackson
Title: Managing Director